Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

May 3, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Capped Knock-Out Notes due May 16, 2018	April 28, 2017	J693
Buffered Return Equity Securities due May 1, 2020	April 28, 2017	K806
Buffered Accelerated Return Equity Securities due November 1, 2018	April 28, 2017	K807
Leveraged Buffered Basket-Linked Medium-Term Notes due 2019	April 26, 2017	K813
Buffer Digital Notes	May 1, 2017	K828
Absolute Return Digital Barrier Securities due May 1, 2020	April 28, 2017	T993
Absolute Return Digital Barrier Securities due May 3, 2022	April 28, 2017	T994
Accelerated Barrier Notes due May 1, 2020	April 28, 2017	T996
Digital Plus Barrier Notes due May 1, 2020	April 28, 2017	T997
7.50% per annum Contingent Coupon Callable Yield Notes due May 4, 2020	April 28, 2017	U2022

5.00% per annum Contingent Coupon Autocallable Yield Notes due August 3, 2018	April 28, 2017	U2027
6.00% per annum Autocallable Yield Notes due May 3, 2018	April 28, 2017	U2028
9.00% per annum Contingent Coupon Callable Yield Notes due May 4, 2020	April 28, 2017	U2029
7.25% per annum Contingent Coupon Autocallable Yield Notes due August 3, 2018	April 28, 2017	U2030
Auto-Callable Contingent Income Securities due May 3, 2018	April 28, 2017	U2049
6.85% per annum Contingent Coupon Autocallable Yield Notes due August 5, 2019	April 28, 2017	U2067
6.20% per annum Contingent Coupon Autocallable Yield Notes due May 3, 2019	April 28, 2017	U2068
9.00% per annum Contingent Coupon Autocallable Yield Notes due May 4, 2020	April 28, 2017	U2069